SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 6)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 11, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension’s Board of Directors Emphasizes Shareholders’ Stark Choice Posed by Murchinson’s Self-Serving Campaign.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On August 14, 2023, the Registrant issued a press release titled “Nano Dimension Acquires Additive Flow Technology to Drive Software Excellence in 3D Design Simulation and Optimization.” A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

The first four paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are  incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on August 11, 2023, titled “Nano Dimension’s Board of Directors Emphasizes Shareholders’ Stark Choice Posed by Murchinson’s Self-Serving Campaign.”
99.2	Press release issued by Nano Dimension Ltd. on August 14, 2023, titled “Nano Dimension Acquires Additive Flow Technology to Drive Software Excellence in 3D Design Simulation and Optimization.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 14, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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